UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Jagaregatan 4

211 19 Malmö

Sweden

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Set forth below are summaries of financing agreements entered into by Oatly Group AB (“Oatly” or the “Company”) and its subsidiary, Oatly AB. The transactions agreements consist of the following:

•
A subscription agreement with Nativus Company Limited (“Nativus”), Verlinvest S.A. (“Verlinvest”) and affiliates of Blackstone Funds (consisting of BXG Redhawk S.à r.l. and BXG SPV ESC (CYM) L.P., jointly, the “Blackstone Funds”) who are 45.9% and 6.7% beneficial owners, respectively, of the Company’s ordinary shares, SEK0.0015 par value per share (the “Ordinary Shares”), to purchase $200.1 million of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (the “Swedish Notes”).
•
Agreements with other investors to purchase $99.9 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the “U.S. Notes” and, together with the Swedish Notes, the “Notes”).
•
A commitment letter for an amended Sustainable Revolving Credit Facility Agreement with availability of SEK 2,100 million and a tenor of three years and six months (with a one year uncommitted extension option).
•
A commitment letter for a $125 million term loan B credit facility commitment with a five year tenor.

These arrangements constitute an integrated financing package intended to fully fund the company’s growth investments and reach financial self-sufficiency. The material terms of such agreements are set forth below.

J.P. Morgan is acting as lead placement agent and physical bookrunner, Nordea is acting as joint placement agent and physical bookrunner, and Rabo Securities and BNP Paribas are serving as co-placement agents, on the issuance of the Convertible Senior PIK Notes. J.P. Morgan is acting as lead left arranger and sole physical bookrunner, and Nordea Bank and Rabobank are joint bookrunners, on the term loan B offering. White & Case is acting as counsel to the Company in connection with the transactions.

Commitment Letters

On March 15, 2023, the Company entered into a commitment letter (the “SRCF Commitment Letter”) relating to the Company’s Sustainable Revolving Credit Facility Agreement originally dated April 14, 2021 (as amended and amended and restated from time to time, the “SRCF Agreement”), pursuant to which JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige committed to participate in an amendment and restatement of the SRCF Agreement. The material terms of such amendment and restatement are set out in the term sheet scheduled to the SRCF Commitment Letter, and include, among other things, that (i) the term of the SRCF Agreement is to be reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement is to be reduced to the aforementioned four banks and the commitments under the SRCF Agreement are to be reduced to SEK 2,100 million, with an uncommitted incremental revolving facility option of up to SEK 500 million, (iii) the initial margin will be reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants are to be reset, (v) the existing negative covenants are to be amended to further align with those contemplated to be included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the amended and restated SRCF Agreement will rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the TLB Credit Agreement (as defined below) by way of an intercreditor agreement (the “Intercreditor Agreement”).

On March 15, 2023, the Company also entered into a commitment letter (the “TLB Commitment Letter”) with Silver Point Capital, L.P. for a $125 million commitment for a term loan B credit facility to be borrowed by Oatly AB, with Oatly Inc. as co-borrower. The material terms of the credit agreement to be executed pursuant to the TLB Commitment Letter (the “TLB Credit Agreement”) are set out in the term sheet scheduled to the TLB Commitment Letter, and include, among other things, (i) a tenor of five years, (ii) an initial margin of 7.50% p.a. for SOFR loans (with 2.50% SOFR floor) and 6.50% p.a. for base rate loans (with 3.50% base rate floor), (iii) minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants aligned with those in the amended and restated SRCF Agreement, (iv) customary negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant and (v) pari passu ranking and sharing in security and guarantees by way of the Intercreditor Agreement.

The commitments under the commitment letters, each of which is valid for 60 days after the date of the commitment letters, are subject to, among other things, execution of satisfactory long-form documentation on the terms set out in the agreed term sheets and satisfaction of the agreed conditions precedent thereunder.

The security to be provided for the SRCF Agreement and the TLB Credit Agreement include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish floating charges and Swedish real estate mortgage.

Terms and Conditions of the Notes

The U.S. Notes and Swedish Notes are separate tranches of notes with substantially identical economic terms except as set forth below:

U.S. Notes and Closing. A number of investors have agreed to purchase the U.S. Notes pursuant to an Investment Agreement dated March 14, 2023 (the “Investment Agreement”). The U.S. Notes will be governed by an indenture (the “Indenture”) to be entered into by the Company and U.S. Bank Trust Company, National Association (the “Trustee”). The closing of the U.S. Notes will occur upon the satisfaction of the conditions for the closing thereof contained in the Investment Agreement and is expected to occur no later than March 23, 2023. Upon the closing, the investors will remit payment for the U.S. Notes into an escrow account held by U.S. Bank National Association. The escrow account will be released to the Company upon the closing of the Swedish Notes and the signing of the TLB Credit Agreement which is required to occur by no later than 20 business days following the closing date (such later date, the “Outside Date”). The U.S. Notes are subject to redemption by the Company at a redemption price equal to the greater of (i) 101% of the aggregate principal amount of the U.S. Notes and (ii) the Fair Value (as defined below) of the U.S. Notes, plus, in each case, accrued and unpaid interest on the U.S. Notes, if the closing of the TLB Credit Agreement does not occur by the Outside Date. “Fair Value” means, in respect of each $1.00 principal amount of the U.S. Notes, the arithmetic average (rounded to the nearest whole multiple of $.01) of the fair market values, as determined by the Company subject to the provisions of the Indenture, of such

U.S. Note at the close of business on each trading day for the fifth trading day period beginning the sixth trading day prior to the Outside Date.

Swedish Notes and Closing. Nativus, Verlinvest and Blackstone Funds (the “Swedish Note Investors”) have agreed to purchase the Swedish Notes pursuant to a Subscription Agreement dated March 14, 2023 (the “Subscription Agreements”). The Swedish Notes are governed by certain Terms and Conditions (the “Swedish Terms”). The closing of the Swedish Note purchase will occur upon the satisfaction of the conditions for the closing thereof contained in the Subscription Agreements, including the closing of the definitive TLB Credit Agreement. The closing of the Swedish Notes is expected to occur no later than the Outside Date.

Issuance Price. The Swedish Notes have an aggregate principal amount of $200.1 million and the Swedish Note Investors paid a purchase price of $194.1 million, reflecting an original issue discount of 3%. The U.S. Notes have an aggregate principal amount of $99.9 million and the investors of the U.S. Notes paid a purchase price of $96.9 million, reflecting an original issue discount of 3%.

Ranking. The Notes will be senior unsecured obligations of the Company, subordinated in right of payment to certain specified designated senior indebtedness of the Company, including indebtedness and borrowings under the indebtedness contemplated by the SRCF Commitment Letter and TLB Commitment Letter by way of the Intercreditor Agreement (each as defined above).

Interest. The Notes will bear interest at a rate of 9.25% per annum from, and including, the Closing Date, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option on April 15 and October 15 of each year, beginning on October 15, 2023. In certain circumstances, the Company may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the Notes.

Maturity. The Notes will mature on September 14, 2028, unless earlier converted by the holders or repurchased or redeemed by the Company.

Conversion. The Notes will be convertible at the option of each holder at an initial conversion rate of (1) 0.4149 Ordinary Shares per $1.00 principal amount of Swedish Notes, or (2) 0.4149 American Depositary Shares (“ADSs”), each representing one Ordinary Share, per $1.00 principal amount of U.S. Notes (each of (1) and (2), the “Conversion Rate”), which is equal to an initial conversion price of approximately $2.41 per Ordinary Shares or per ADSs (the “Conversion Price”). The Company may require conversion of the Notes (the “Mandatory Conversion”) if the last reported sale price of the ADSs exceeds 200% of the Conversion Price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the Notes. The conversion consideration due to holders upon the Company’s exercise of the Mandatory Conversion shall be equal to the as-converted value of such Holder’s aggregate principal amount of Notes plus the an amount equal to the amount of additional interest that would accrue under such Note through and including the Maturity Date (such amount for any applicable date of calculation, the “Make-Whole Amount”).

Conversion Rate Adjustments. If on the first anniversary of the issuance of the Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs (the “First Reset Price”) is less than the then effective Conversion Price, the Conversion Rate will be adjusted on such date so that the Conversion Price equals such First Reset Price, provided that the Conversion Price may not be decreased to less than $1.83. If on the second anniversary of the issuance of the Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs is less than the then effective Conversion Price (the “Second Reset Price”), the Conversion Rate will be adjusted on such date so that the Conversion Price equals such Second Reset Price, provided that the Conversion Price may not be decreased to less than $1.36. The Conversion Rate will be subject to adjustment for certain events or distributions that are customary for convertible notes and is also subject to adjustment in the event that the Company conducts an offering of its equity or equity-linked securities at a discount of more than 5% to the trading price of the Ordinary Shares.

Fundamental Change. Following certain change-of-control, business combination or other events (including a sale of (1) more than 50% of the consolidated assets of the Company or (2) assets generating more than 50% of the consolidated revenue of the Company on an LTM basis before entering into the definitive agreement for such transaction) (each of which will be included in the definition of “Fundamental Change” in the Swedish Terms and the Indenture), holders of the Notes have the right to require the Company to repurchase their Notes at a repurchase price (the “Fundamental Change Repurchase Price”) equal to the greater of (i) 100% of the principal amount of the Notes to be repurchased, plus the applicable Make-Whole Amount, and (ii) the as-converted value of the amount calculated pursuant to clause (i). Such repurchase payment shall be made in cash.

Offer to Repurchase Following a Covered Asset Disposition. Within 30 days of the receipt by the Company or any Restricted Subsidiary of net proceeds from the sale or other disposition of assets comprising substantially all of the Company’s operations located in one of its five largest countries or regional groupings determined on the basis of the most recently completed four fiscal quarters, the Company may apply such net proceeds to the repayment of Pari Passu Debt Liabilities (as such term will be defined in the Intercreditor Agreement (as defined above). If such net proceeds are not applied to repayment of Pari Passu Debt Liabilities within such 30-day period, the Company is required notify the holders of the Notes and a majority of such holders may require the Company to offer to repurchase the Notes and other pari passu debt with any remaining net proceeds. The purchase price for the Notes in any such offer will be the same price per note that would be paid in a Fundamental Change.

Tax Redemption. The Company may redeem for cash all of the Notes in connection with certain tax-related events (any such redemption, a “Tax Redemption”). The redemption price in connection with a Tax Redemption would be equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Covenants. The Notes will incorporate by reference the negative covenants relating to incurrence by group companies of indebtedness that are set out in the credit agreement contemplated by the TLB Commitment Letter (once executed).

Events of Default. In addition, the Notes are subject to certain customary events of default after which the Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving the Company after which the Notes would become automatically due and payable.

Agreements with Nativus, Blackstone Funds and Verlinvest

The Company has granted Nativus, Blackstone Funds and Verlinvest (together, the “Consortium”), solely in its capacity as holder of the Company’s Notes, preemptive rights to purchase its pro rata portion of future equity and equity-linked securities that the Company offers based on its ownership of the Company’s Ordinary Shares issued or issuable upon conversion of the Notes. Such right is subject to (1) the requisite approval of the Company’s shareholders under Swedish law (consisting of approval by the holders of 66⅔% of the Company’s shares present in person or by proxy at a meeting of the Company’s shareholders) which we have agreed to use commercially reasonable efforts to obtain, and (2) any other limitations under Swedish law, including the board of directors’ fiduciary duties. If the Company is unable to grant the Consortium such preemptive rights, any issuance of convertible notes or preferred equity or other equity linked securities issued must be pari passu with or subordinated to the convertible notes in right of payment and cannot rank senior to the convertible notes. Preemptive rights may not be assigned except to an affiliate of the Consortium group of investors. Any member of the Consortium group of investors who utilizes the preemptive rights would not benefit from any adjustment to the Conversion Rate with respect to their notes, to the extent applicable, in connection with such issuance.

Press Release

A press release issued by the Company announcing entry into the foregoing transactions is included as an exhibit to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated March 15, 2023 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: March 15, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer